FOIA CONFIDENTIAL TREATMENT REQUESTED BY

REWALK ROBOTICS LTD.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

August 20, 2014

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller, Esq.

Re:	ReWalk Robotics Ltd.
Registration Statement on Form F-1
File. No. 333- 197344

Dear Mr. Buchmiller,

On behalf of our client, ReWalk Robotics Ltd. (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of the portions marked with “[***]” (the “Confidential Information”) of this letter and (b) the accompanying Request Letter (collectively, the

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“Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY REWALK ROBOTICS LTD. PURSUANT TO RULE 83” and each page is marked for the record with the identifying numbers and code “REWALK – 01.08.20.14” through “REWALK – 05.08.20.14”.

The Company advises the Staff that based on discussions with the lead underwriters for its proposed initial public offering (the “Offering”), it currently expects the price per share in the Offering to be between $[***] and $[***] after giving effect to a share split of 18:1 (effected by a bonus share issuance of 17 ordinary shares for each outstanding ordinary share). For comparison purposes, the range would have been between $[***] and $[***] per share prior to reflecting the bonus share issuance. Such price range is subject to change based upon market conditions, Company performance and other factors.

The fair value of the Company’s ordinary shares for the purpose of stock-based compensation expense related to option grants made in April 2014 was $7.97 per share ($143.46 per share on a pre-split basis) compared to the currently proposed midpoint of $[***] per share ($[***] per share on a pre-split basis). The midpoint reflects a pre-money equity value of $[***] million. The Company notes the following with respect to the increase in value from April 2014 to the midpoint of the proposed range:

As disclosed to the Staff in the Company’s response letter dated July 16, 2014, the $7.97 per share value as of April 2014 reflected an equity value of $106.8 million. This equity value was derived using the probability weighted expected return method (PWERM) attributing a 25% probability to an IPO scenario and a 75% probability to the scenarios of remaining a private company, sale, merger or liquidation. Had the Company attributed a 100% probability to an IPO – as is reflected in the $[***] million pre-money equity valuation underlying the currently proposed midpoint of the range – the value of the Company would have been $[***] million in a 100% IPO scenario. The 25% weighting attributed to this value in April 2014 reflected uncertainty regarding the likelihood and timing of receipt of FDA clearance for ReWalk and the nascent stage of reimbursement for ReWalk outside of the United States. The primary reasons for the overall increase in value from April 2014 were: (1) receipt of FDA clearance in June 2014, a milestone that enables the Company to potentially generate revenues from sales in the U.S. market which the Company believes to be significant, and (2) the increased probability of the IPO.1 Additional factors that contributed to the increase in value were (1) the impact of accretion and the passage of time which, all other things being equal, would support an increase in the per share value in between April 2014 and the date of the IPO; and (2) various items of positive publicity and news in the second quarter of 2014 (e.g., the Company winning the Service Robotics Masters Startup award in Munich in June 2014).

[1]	The Company acknowledges the drop in equity value projected in the IPO scenario in April 2014 from $[***] million to $[***] million. This is largely the result of a decrease in the forward revenue multiples of comparable companies.

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REWALK – 02.08.20.14

Attached as Exhibit A for review by the Staff is new disclosure that the Company proposes to include in the MD&A section of the Registration Statement at the end of the section titled “—Application of Critical Accounting Policies and Estimates—Share-Based Compensation,” which explains the increase in value of the Company’s ordinary shares since the time of the Company’s most recent option grant in April 2014.

The Company expects to file an amended Registration Statement with the SEC in advance of the launch of the Company’s roadshow, which is currently scheduled to be launched on August 28, 2014.

*    *    *

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REWALK – 03.08.20.14

Please direct any questions or comments concerning this letter to Gary Kashar at (212) 819-8223 or Colin Diamond at (212) 819-8754 of White & Case LLP.

Sincerely,

/s/ White & Case
White & Case LLP

CJD

cc:	Larry Jasinski, Chief Executive Officer, ReWalk Robotics Ltd.

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REWALK – 04.08.20.14

Exhibit A

In mid-August 2014, in consultation with the underwriters, we determined our anticipated offering price range to be $[***] to $[***] per share. As of the date of our most recent option grant in April 2014, we had determined the fair value of our ordinary shares to be $7.97 per share. The primary reasons for the increase in fair value were (1) our receipt in June 2014 of FDA clearance to market ReWalk in the United States thereby enabling us to potentially generate revenues from sales in the U.S. market, which we believe to be significant, and (2) the increased probability of an IPO. The possibility of FDA approval and its impact on our valuation was reflected in the range of values that we considered when determining the $7.97 fair value in April 2014 which reflected a 25% probability of an IPO. Had the IPO scenario, which reflected receipt of FDA clearance, been assigned a 100% probability in April 2014, the fair value of our ordinary shares before any discount for lack of marketability would have been similar to the anticipated offering price range.

We believe that the factors described above are the primary factors accounting for the increase in the fair value of our ordinary shares from April 2014 to the date of our IPO. Although we believe that it is reasonable to expect that the completion of our IPO will add value to our ordinary shares for the reason described above and because they will have increased liquidity and marketability, the amount of such additional value cannot be measured or projected with precision or certainty.

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REWALK – 05.08.20.14